Filed Pursuant to 17 CFR §230.253(g)(2)

File No. 024-12089

OFFERING CIRCULAR SUPPLEMENT NO. 5

Date of Offering Circular: December 19, 2022

January 16, 2024

NV REIT LLC

c/o Neighborhood Ventures, Inc.

5227 N. 7th Street

Phoenix, AZ 85014

602-714-1555

https://neighborhood.ventures

This document (the “Supplement”) supplements the Offering Circular of NV REIT, LLC, (the “Company”) dated December 19, 2022 (the “Offering Circular”). Unless otherwise defined in this Supplement, capitalized terms in this Supplement have the meanings given to them in the Offering Circular.

The purpose of this Supplement is to provide additional information that is not in the Offering Circular.

Change to Investment in Venture on 17th LLC

On August 24, 2023, the Company published Supplement No. 3 indicating that the Company had invested in the entity “Venture on 17th LLC (the “Project Entity”). Since then, the nature of the Company’s investment in the Project Entity has changed from a limited liability company interest to a debt instrument with the following terms:

1)	The Company loaned a total of $546,000 to the Project Entity, representing the full amount invested in the Project Entity so far.

2)	The loan matures on the earlier of December 26, 2026, or upon the sale or dissolution of the real estate project owned by the Project Entity.

3)	The loan bears interest at 15% per year.

4)	Interest is payable monthly, with all principal and accrued interest due at maturity.

Change to Investment Strategy

The Company has updated the section in the Offering Circular captioned “Investment Strategy” to provide as follows:

The Company intends to invest in the following types of multifamily projects:

●	Projects that are stabilized and produce positive cash flow – typically turn-key properties (“Type A Projects”); and

●	Existing projects where we believe we can add significant value and ground-up projects – typically properties in need of development and construction (together, “Type B Projects”).

The Company plans to invest approximately 80% of its capital in Type A Projects and 20% in Type B Projects.

All investments in Type B Projects will be made in the form of “mezzanine debt.” By that we mean loans with the following characteristics:

●	Unsecured

●	A term of 2-3 years

●	An interest rate of approximately 15%

Mezzanine loans may also be made to Type A Projects. However, mezzanine loans will not make up more than 20% of our total assets.

We plan to acquire 10 - 15 Type A Projects and hold them for 10 years or more. We intend to acquire projects that will yield an annual cash-on-cash return of between 5% and 7% and appreciate in value by approximately 4% per year.

The Company’s overall strategy is:

●	Identify properties that are producing strong cashflow in the Company’s target markets;

●	Purchase and maintain properties while increasing rents to match the market rates and optimize cash flow; and

●	Participate in value-add and ground-up projects with strong projected internal rates of return.

The Company might also purchase, build, or invest in other kinds of properties, beyond multifamily properties, so long as such properties are generating positive cash flow or can be made to generate positive cash flow once built and stabilized.